                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                    FORM 11-K


          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                                  EXCHANGE ACT
                                     OF 1934


                  For the fiscal year ended: December 31, 2004

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                                  EXCHANGE ACT
                                     OF 1934

             For the transition period from __________ to __________

                         Commission File Number: 1-10147

              THE REYNOLDS AND REYNOLDS COMPANY 401(K) SAVINGS PLAN

                            (Full Title of the Plan)

                        THE REYNOLDS AND REYNOLDS COMPANY

                      ONE REYNOLDS WAY, DAYTON, OHIO 45430

           (Name of Issuer and Address of Principal Executive Offices)

THE REYNOLDS AND
REYNOLDS COMPANY
401(k) SAVINGS PLAN

Financial Statements as of December 31,
2004 and 2003 and for the Year Ended
December 31, 2004, Supplemental
Schedule as of December 31, 2004,
and Independent Auditors' Report

THE REYNOLDS AND REYNOLDS COMPANY
401(k) SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                          PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                     1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003 AND FOR
   THE YEAR ENDED DECEMBER 31, 2004:

   Statements of Net Assets Available for Benefits                          2

   Statement of Changes in Net Assets Available for Benefits                3

   Notes to Financial Statements                                          4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004:                              8

   Form 5500, Schedule H, Part IV, Line 4I--Schedule of Assets
     (Held at End of Year)                                                  9

   NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and
          Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Reynolds and Reynolds Company
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Reynolds and Reynolds Company 401(k) Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

June 17, 2005

THE REYNOLDS AND REYNOLDS COMPANY
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------


ASSETS                                                2004              2003
INVESTMENTS                                        $342,282,970     $307,790,246

LIABILITIES

ACCRUED EXPENSES                                         89,677           41,218
                                                   ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS                  $342,193,293     $307,749,028
                                                   ============     ============


See notes to financial statements.

THE REYNOLDS AND REYNOLDS COMPANY
401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


ADDITIONS:
  Participant contributions                                   $ 18,115,426
  Employer contributions                                         5,721,561
  Participant rollover contributions                               898,944
  Interest and dividends                                         1,796,609
  Net appreciation in fair value of investments                 28,802,683
                                                              ------------

           Total additions                                      55,335,223
                                                              ------------

DEDUCTIONS:
  Distributions to participants                                 20,292,074
  Administrative expenses                                          598,884
                                                              ------------

           Total deductions                                     20,890,958
                                                              ------------

NET INCREASE IN NET ASSETS
  AVAILABLE FOR BENEFITS                                        34,444,265

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                            307,749,028
                                                              ------------

  End of year                                                 $342,193,293
                                                              ============


See notes to financial statements.

THE REYNOLDS AND REYNOLDS COMPANY
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003 AND YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         The following description of The Reynolds and Reynolds Company 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

         GENERAL--The Plan is a defined contribution savings plan and is subject to provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All salaried, non-union hourly, and certain groups of union employees of The Reynolds and Reynolds Company (the "Company") are eligible to participate upon the first day of employment. The Plan is administered by a Committee (the "Committee") appointed by the Company.

         CONTRIBUTIONS--Eligible employees may elect to become participants by contributing from 1% to 50% of their earnings through tax-deferred payroll deductions. The Company contributes an amount equal to 50% of the first 6% of a participant's compensation to the Plan. In prior years, the Company also made an additional employer discretionary contribution ("ERD") to eligible employees, which was a flat dollar amount that was the same for each participant. These contributions were made at the Company's discretion and were based on the Company's return on equity. The Company discontinued providing the ERD in 2003.

         PARTICIPANT ACCOUNTS--Participants may invest their account balances in any of the thirteen mutual funds, common collective trust, investment contract portfolio, or the participant directed brokerage account offered by the Plan. Each participant's account is credited with the participant's contribution and their proportionate share of the Company's contributions and the Plan's earnings. Allocations are based on daily valuation accounting, as provided in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         VESTING AND DISTRIBUTIONS--Participants' accounts, except for balances related to ERD, are fully vested at all times. Vesting in the ERD amounts is 0% until three years from the participant's hire date, at which time they become 100% vested. A participant who has reached the age of 59-1/2 may elect to withdraw all or a portion of their account.

         Participants may also apply for hardship withdrawals from their vested tax-deferred contribution accounts, subject to approval by the Plan's Committee.

         Distributions and withdrawals under this Plan are subject to federal income tax withholding as prescribed by Section 3405 of the Internal Revenue Code and the regulation thereunder or any other withholding required by law.

         PARTICIPANT LOANS--Participants may borrow from their account on the terms specified by the Committee. The maximum loan amount is defined in the Plan document and, in any case, cannot exceed the amount credited to the participant's account. A loan to a participant is funded by a reduction of the participant's 401(k) account prorated based on the current balance of each respective fund.

         The interest rate on loans is determined at origination using the prime rate of interest plus 1%. Interest on the loan is paid back directly into the participant's account. Loan repayments are made through payroll deductions but can be repaid in full at any time.

         FORFEITURE ACCOUNT--Funds that are forfeited by participants are transferred to a forfeiture holding account and invested in the JP Morgan Stable Value Fund. The forfeiture holding account is used to offset employer contributions or Plan expenses. The account is also used to rebuild a rehired participant's account if the ERISA break-in-service rules determine the participant is entitled to any previously forfeited funds.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

         USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION--The investment contracts are carried at contract value (See Note 3).

         The remainder of the Plan's investments consist of mutual fund shares, a common collective trust, a participant directed brokerage account, and loans to participants. These investments (excluding loans to participants) are stated at fair value, determined by quoted prices in an active market, of the underlying assets of the funds. Loans to participants are recorded at the outstanding principal balance of the loans. Security transactions are recorded on trade dates. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Gains and losses are computed using the specific-identification method.

         The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

         PAYMENT OF BENEFITS--Benefits are recorded when paid.

         ADMINISTRATIVE EXPENSES--All administrative expenses are paid by the Plan, in accordance with DOL guidelines.

3.       INVESTMENT CONTRACTS

         JP MORGAN STABLE VALUE FUND--The Plan has entered into various contracts issued by a variety of insurance companies and financial institutions. JP Morgan was the investment manager for the JP Morgan Stable Value Fund as of December 31, 2004. Such investment contracts are fully benefit responsive and are carried at contract value, which approximates fair value. Contract value represents contributions made by participants and the Company, plus interest at the contract rate, less withdrawals or transfers by participants. The investment contracts are classified as either guaranteed investment contracts ("GIC") or synthetic investment contracts ("SIC"). A SIC differs from a GIC in that the Plan owns the assets underlying the investments of a SIC. The bank or insurance company issues a contract, referred to as a "wrapper", that guarantees the value of the underlying investment for the duration of the SIC. The wrapper contracts are valued as the difference between the contract value of the SIC and the fair value of the underlying asset. The JP Morgan Stable Value Fund is valued based on the contract value of the contracts held in aggregate by the fund, which is as follows:


                                                    DECEMBER 31
                                            --------------------------
                                               2004            2003
                                            -----------     -----------
Contract value of assets                    $85,734,901     $83,884,604

Fair value of assets                        $87,109,891     $85,628,376

Average interest yield                             5.14%           6.05%

4.       INCOME TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated July 14, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.       RELATED-PARTY TRANSACTIONS

         Certain plan investments are shares of common stock of The Reynolds and Reynolds Company, the Plan sponsor, and shares of mutual funds managed by American Century (who is partially owned by JP Morgan, the recordkeeper of the Plan). These transactions qualify as party-in-interest transactions.

6.    INVESTMENTS

         The Plan's investments that represented five percent or more of the Plan's net assets available for benefits are as follows:



                                                               DECEMBER 31, 2004                 DECEMBER 31, 2003
                                                           --------------------------       ----------------------------
                                                           NUMBER                            NUMBER
                                                             OF         FAIR/CONTRACT          OF         FAIR/CONTRACT
                                                           SHARES           VALUE            SHARES           VALUE
                                                          ---------     -------------       ---------     -------------
*  JP Morgan Stable Value Fund, contract value              715,439     $ 85,734,901          735,988     $ 83,884,604
   Barclays Global Investors S&P 500 Stock Fund             828,919       29,824,519          790,896       25,712,013
*  American Century Growth Fund                           1,117,166       22,175,753        1,202,594       21,730,871
*  American Century Heritage Fund                         1,967,792       23,554,476        2,106,131       23,504,422
*  American Century Strategic Alloc: Moderate Fund        2,701,552       18,289,507        2,556,478       16,233,636
   PIMCO Capital Appreciation Fund                        1,820,414       32,330,550        1,871,286       29,734,734
   Neuberger & Berman Genesis Trust                         494,349       21,093,886

         Those investments marked with an asterisk (*) represent permitted party-in-interest accounts.


         During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $28,802,683 as follows:


Mutual Funds                                                       $ 20,446,266
Participant Directed Brokerage Accounts                                 582,890
JP Morgan Stable Value Fund                                             (18,673)
Common Collective Trust                                               7,792,200
                                                                   ------------

                                                                   $ 28,802,683
                                                                   ============


7.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, all benefits will be distributed to participants and beneficiaries in proportion to their respective account balances.

                                     ******

                              SUPPLEMENTAL SCHEDULE

THE REYNOLDS AND REYNOLDS COMPANY
401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV,  LINE 4I--SCHEDULE OF ASSETS
 (HELD AT END OF YEAR)
DECMEBER 31, 2004
--------------------------------------------------------------------------------

                                                                         (c)
                   (b)                                   DESCRIPTION OF INVESTMENT INCLUDING                             (e)
      IDENTITY OF ISSUER, BORROWER,                 MATURITY DATE, RATE OF INTEREST, COLLATERAL,                       CURRENT
(a)      LESSOR OR SIMILAR PARTY                                PAR OR MATURITY VALUE                                   VALUE
    Mutual Funds:
  *   American Century                            Small Cap Value, 1,179,208 shares                                 $   12,004,338
  *   American Century                            Growth, 1,117,166 shares                                              22,175,753
  *   American Century                            Heritage, 1,967,792 shares                                            23,554,476
  *   American Century                            International Growth, 1,745,500 shares                                15,831,692
  *   American Century                            Strategic Alloc: Aggr, 314,170 shares                                  2,422,248
  *   American Century                            Strategic Alloc: Cons, 282,627 shares                                  1,579,887
  *   American Century                            Strategic Alloc: Mod, 2,701,552 shares                                18,289,507
      Franklin                                    Small Cap Growth, 379,985 shares                                      12,980,286
      Lord Abbett                                 Affiliated--Class A, 760,632 shares                                   11,242,143
      MFS                                         Investors Growth Stock, 804,866 shares                                 9,948,137
      Neuberger & Berman                          Genesis Trust, 494,349 shares                                         21,093,886
      PIMCO                                       Capital Appreciation, 1,820,414 shares                                32,330,550
      PIMCO                                       Total Return, 1,068,300 shares                                        11,398,764
                                                                                                                    --------------

          Total Mutual Funds                                                                                           194,851,667
                                                                                                                    --------------

    Common Collective Trust:
      Barclays                                    EAFE Equity Index, 386,237 shares                                      4,043,899
      Barclays                                    Extended Equity Market, 483,209 shares                                 7,625,031
      Barclays                                    Global Investors S&P 500 Stock, 828,919 shares                        29,824,519

      Barclays                                    Lehman Aggregate Bond Index, 319,586 shares                            4,055,541
                                                                                                                    --------------

          Total Common Collective Trust                                                                                 45,548,990
                                                                                                                    --------------

    JP Morgan Stable Value Fund:
      U.S. Government and Agency Securities:
        U.S. Government                           Treasury Note (1.625%, due
                                                  9/30/05, 1.500%, due 7/31/2005)                                          258,217
        Guaranteed Investment Contracts:
        Canada Life                               Contract P46053; various due dates                                     1,396,083
        GE Life Annuity                           Contract GS3546; various due dates                                     2,495,916
        GE Life Annuity                           Contract GS3548; various due dates                                     2,473,814
        Hartford Life                             Contract 10450; various due dates                                      1,185,904
        Ohio National Life Insurance Company      Contract GP5341; various due dates                                     2,015,602
        Ohio National Life Insurance Company      Contract GP5345; various due dates                                     2,518,769
        Principal Life                            Contract 4-44301; various due dates                                    2,536,661
        Travelers                                 Contract 18045; various due dates                                      2,055,834
      Synthetic Investment Contracts:
  *     JP Morgan                                 Liquidity Fund, 1,711,548 shares                                       1,711,548
  *     JP Morgan                                 Intermediate Bond Fund 6,614,642 shares                               68,461,543
  *     JP Morgan                                 Synthetic Contract Wrapper                                            (1,374,990)
                                                                                                                    --------------

          Total JP Morgan Stable Value Fund                                                                             85,734,901
                                                                                                                    --------------

    Brokerage Accounts:

  * JP Morgan Investment Trust                    Various investments                                                    5,229,299
  *   The Reynolds and Reynolds Company           Common stock, 3,480 shares                                                92,255
                                                                                                                    --------------

          Total Brokerage Accounts                                                                                       5,321,554
                                                                                                                    --------------

    Participant Loans                             Interest rates ranging from 5% to 10%, maturity
                                                  dates ranging from 1/4/2005 to 5/21/2014                              10,825,858
                                                                                                                    --------------

      TOTAL                                                                                                         $  342,282,970
                                                                                                                    ==============

  *  Party-in-interest.
  Column (d) has been omitted because it is not applicable.

SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit Plan) have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                       THE REYNOLDS AND REYNOLDS

                                       COMPANY 401(K) SAVINGS PLAN


June 28, 2005                          /s/ Michael J. Gapinski